SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                                No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐                              No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     On May 28, 2009 Telvent GIT, S.A.’s (“Telvent”) controlling shareholder, Abengoa, S.A., issued a press release in Spanish updating the information contained in its November 19, 2008 press release, as updated in its March 2, 2009 press release. An English translation of the press release is set forth below:
“In order to update the information provided as relevant facts dated March 2, 2009 and November 19, 2008 relative to the process of sale of the participation in Telvent Git, for the present one, we hereby inform you that with date May 27, 2009 we have entered into an agreement to sell 3,109,975 shares of Telvent, representatives of a 9.12%, remaining established our current participation in 54.75%.
The mentioned transmission has been realized with institutional investors.
The transaction will report for Abengoa a net cash of 39.6 Euros millions and net profit of 13.1 Euros millions.”
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
Name: Manuel Sánchez
Title: Chief Executive Officer

Date: May 28, 2009